SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2009

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2009

Grupo TMM, S.A.B.

By:
______________________________________
/s/ Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 29, 2009 (GRUPO TMM REPORTS SECOND-QUARTER 2009 FINANCIAL RESULTS)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer	Kristine Walczak (investors, analysts, media)
011-525-55-629-8866 ext. 2901	312-726-3600
jacinto.marina@tmm.com.mx	kwalczak@dresnerco.com

Monica Azar, Investor Relations
917-597-5361 or 011-525-55-629-8866 ext. 3421
monica.azar@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2009
FINANCIAL RESULTS

(Mexico City, July 28, 2009) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics company, reported today its financial results for the second quarter and first six months of 2009.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “Our results in the first six months of 2009 demonstrate the resilience and long-term viability of our Maritime assets and reaffirm the long-term strength of our Company. Despite weak global economic conditions, maritime revenues improved through the first six months of 2009. Our unique market position should provide us the opportunity to grow once the global economy stabilizes and markets return to a period of steady growth.”

“Despite the strength of TMM’s Maritime assets and operations, weak economic conditions in Mexico negatively impacted other operations in the first half of this year. Leading financial institutions consider the second quarter of 2009 as the worst quarter for the Mexican economy since 1995. Unemployment hit a high of 6.8 percent in May; annualized inflation was 5.7 percent in June; total production of automobiles decreased 42.9 percent in the first six months of the year; Mexico’s trade balance deficit was negative by $1.2 billion in the first six months of the year; and Federal fiscal revenue decreased 26.4 percent in May. Additionally, the swine flu outbreak paralyzed the Mexican economy at the end of April and the beginning of May, impacting GDP growth for the quarter. The Central Bank of Mexico is expecting GDP to decrease approximately 6 percent in 2009.”

Serrano continued, “Consolidated revenues decreased 19.5 percent and 13.4 percent in the second quarter and first six months of 2009, respectively, compared to the same periods last year. The revenue decrease at Logistics was due mainly to the depreciation of the peso versus the dollar in the first six months of 2009 compared to the same period last year. Additionally this division experienced reduced volumes as a result of lower demand for consumer goods, retail and auto parts.”

“The revenue decrease at Logistics was partially offset by improved Maritime revenues, specifically at the offshore segment, where revenues increased 47 percent in the second quarter and 40 percent in the first six months of 2009 when compared to the same periods of last year, mainly attributable to four more vessels in operation in the second quarter and to higher average daily rates in the first six months of 2009, than in the comparable periods in 2008.”

“Notwithstanding the above mentioned revenue decreases, operating profit in the second quarter and first six months of 2009 remained fairly stable compared to the same periods last year, decreasing $0.4 million in the second quarter and $0.9 million in first six months of 2009. This is primarily due to decreased costs and expenses and to an improved profit at Maritime in the second quarter and first six months of 2009, compared to the same periods in 2008.”

“The organizational restructuring the Company implemented during the second half of 2008 produced solid cost improvements in the first six months of 2009, as costs and operating expenses decreased 20.1 percent, or $29.8 million, and as corporate expenses decreased 14.7 percent, or $1.3 million, compared to the same periods of last year. EBITDA improved 20.9 percent to $35.3 million in the first six months of 2009 compared to $29.2 million in the 2008 period.”

Serrano added, “As an aid to stimulate the Mexican economy, the Central Bank of Mexico cut interest rates in the first half of 2009, which will benefit the debt service of our Trust Certificates Program going forward. This debt is tied to the 28-day TIIE, or Mexico’s Interbank Equilibrium Interest Rate, which was reduced 207 basis points from 7.15 percent to 5.08 percent in the second quarter of this year. These rate reductions will represent a significant decrease in the interest cost of this debt.”

“We have set our business goals for 2009 in the context of a slowing economy, and we believe the Company is well positioned to withstand a decline in the overall maritime transportation market for three primary reasons. First, we have major competitive advantages due to our modern, first-class offshore and product tanker fleet. Second, the Mexican Navigation Law favors Mexican owned and flagged vessels. Finally, the vast majority of our maritime business is based on medium- and long-term contracts.”

“Our Maritime division’s growth has been driven mainly by improvements in our offshore vessels operating metrics and by continuing to realize the benefits of the capital investments we have made to increase the operating technology of our fleet. Additionally, we have enhanced our vessel utilization, stemming from our ability to capitalize on greater scheduling flexibility. We have also renewed existing contracts and entered into new ones for 2009 and beyond, all at rates consistent with our expectations.”

Serrano concluded, “During this challenging period, we continue to focus on cost control and strong operational performance, as we seek opportunities to lock in medium- and long-term contracts for our vessels. We are confident that our operations for the third and fourth quarters will trend favorably, as we continue to increase our revenue base with new contracts, and as we succeed in restructuring our corporate debt and in selling non-productive and non-strategic assets.”

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Wednesday, July 29 at 11:00 a.m. Eastern time. To participate in the conference call, please dial (877) 879-6201 (domestic) or (719) 325-4768 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=59895.

A replay of the conference call will be available through August 12 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 8618439. On the Internet a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=59895.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in new businesses; risks associated with the Company’s reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables and financial and operational highlights

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the Second-Quarter 2009 Financial Results

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.